UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

OCERA THERAPEUTICS, INC.

(Name of Subject Company)

MEH ACQUISITION CO.

(Offeror)

A Wholly-Owned Subsidiary of

MAK LLC

(Offeror)

A Wholly-Owned Subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Michael-Bryant Hicks, Esq.

General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042 USA

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$53,872,859.04	$6,707.17

*	Estimated for purposes of calculating the filing fee only. Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $1.68, the average of the high and low sales prices per share of Ocera Therapeutics, Inc. (“Ocera”) common stock on November 3, 2017, as reported by Nasdaq, and (ii) 32,067,178, the maximum number of shares of Ocera common stock that may be outstanding immediately prior to the consummation of the offer and the merger (which includes 26,514,134 shares of outstanding Ocera common stock, 3,549,358 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding options, 863,686 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding warrants and 1,140,000 shares of Ocera common stock that may become outstanding as a result of vesting of Ocera’s outstanding restricted stock units). The information relating to the number of shares of Ocera common stock is based on information provided by Ocera as of October 30, 2017.
**	The filing fee was calculated in accordance with Rule 0-11(d) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 6,707.17	Filing Party: MEH Acquisition Co., MAK LLC and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: November 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d- 1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and a wholly-owned subsidiary of Mallinckrodt, with the Securities and Exchange Commission on November 9, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”), at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, calculated as described in the offer to purchase dated November 9, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and currently estimated to be up to $2.58 per CVR, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplement as set forth below:

(1) The last paragraph starting on page 4 under the heading “What is a CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and restated in its entirety to read as follows:

“Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of not less than thirty-four percent (34%) of CVRs have the right to (i) bring an action seeking the enforcement of the rights of the CVR holders under the CVR Agreement and (ii) request an audit of Parent’s records for purposes of verifying the accuracy of the statements made in the Product sales statements and determining whether the Product Sales Milestone has been met. If an independent accountant conducting such audit concludes that a payment with respect to the Product Sales Milestone should have been made but was not made when due, then Parent will be required to make payment of such payment amount plus interest. However, the enforcement of the rights of the CVR holders is limited for certain purposes. For example, nothing in the CVR Agreement provides that if Parent does not make payments upon reaching of the applicable milestones, holders of CVRs would be accorded greater rights against Parent or Mallinckrodt than general unsecured creditors of Parent and Mallinckrodt, as applicable, under applicable law. Additionally, the CVR Agreement grants Parent the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) to evidence succession of a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) to cure any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not materially adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR holders, (v) to reduce the number of CVRs, in the event any CVR holder agrees to renounce such CVR holder’s rights under this CVR Agreement in accordance with the terms of the CVR Agreement, (vi) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent contained in the CVR Agreement, (vii) to evidence the assignment of the CVR Agreement by Parent, and (viii) any other amendment that would provide any additional rights or benefits to the CVR holders or that does not adversely affect the legal rights under the CVR Agreement of any CVR holder. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than thirty-four percent (34%) of the outstanding CVRs.”

(2) The text under the heading “What is a CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph before the current last paragraph under such heading:

“Under the terms of the CVR Agreement, Parent will have discretion with respect to the Product. Whether the applicable milestones are met will depend on many factors, some within the control of Parent and Purchaser and others outside the control of Parent and Purchaser.”

(3) The text under the heading “Is your financial condition relevant to my decision to tender my Shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph at the end of such heading:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

•	Mallinckrodt’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Parent and Purchaser to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Parent and Mallinckrodt than those accorded to general unsecured creditors under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Mallinckrodt’s and Parent’s secured obligations to the extent of the collateral securing such obligations;

•	the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and Mallinckrodt’s other subsidiaries; and

•	the filing of a bankruptcy petition by, or on behalf of, Parent or Mallinckrodt may prevent Parent or Mallinckrodt, as applicable, from making some or all payments that become payable with respect to the CVRs.”

(4) Section 9 – “Source and Amount of Funds” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current last paragraph under such heading:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

•	Mallinckrodt’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Parent and Purchaser to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Parent and Mallinckrodt than those accorded to general unsecured creditors under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Mallinckrodt’s and Parent’s secured obligations to the extent of the collateral securing such obligations;

•	the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and Mallinckrodt’s other subsidiaries; and

•	the filing of a bankruptcy petition by, or on behalf of, Parent or Mallinckrodt may prevent Parent or Mallinckrodt, as applicable, from making some or all payments that become payable with respect to the CVRs.”

(5) The last paragraph starting on page 58 under the heading “CVR Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase has been amended and restated in its entirety to read as follows:

“The CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Furthermore, the CVR Agreement provides that holders of not less than thirty-four percent (34%) of CVRs have the right to (i) bring an action seeking the enforcement of the rights of the CVR holders under the CVR Agreement and (ii) request an audit of Parent’s records for purposes of verifying the accuracy of the statements made in the Product sales statements and determining whether the Product Sales Milestone has been met. If an independent accountant conducting such audit concludes that a payment with respect to the Product Sales Milestone should have been made but was not made when due, then Parent will be required to make payment of such payment amount plus interest. However, the enforcement of the rights of the CVR holders is limited for certain purposes. For example, nothing in the CVR Agreement provides that if Parent does not make payments upon reaching of the applicable milestones, holders of CVRs would be accorded greater rights against Parent or Mallinckrodt than general unsecured creditors of Parent and Mallinckrodt, as applicable, under applicable law. Additionally, Parent is entitled to amend, without the consent of the CVR holders or the Rights Agent, the CVR Agreement in certain instances which include (i) to evidence succession of a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) to cure any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not materially adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR holders, (v) to reduce the number of CVRs, in the event any CVR holder agrees to renounce such CVR holder’s rights under this CVR Agreement in accordance with the terms of the CVR Agreement, (vi) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent contained in the CVR Agreement, (vii) to evidence the assignment of the CVR Agreement by Parent, and (viii) any other amendment that would provide any additional rights or benefits to the CVR holders or that does not adversely affect the legal rights under the CVR Agreement of any CVR holder. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than thirty-four percent (34%) of the outstanding CVRs.”

(6) The text under the heading “CVR Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph before the current last paragraph under such heading:

“Under the terms of the CVR Agreement, Parent will have discretion with respect to the Product. Whether the applicable milestones are met will depend on many factors, some within the control of Parent and Purchaser and others outside the control of Parent and Purchaser.”

(7) The second sentence in the first full paragraph on page 62 in Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 9, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Ocera Therapeutics, Inc. on November 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

Exhibit No.	Description

(a)(1)(G)	Presentation of Mallinckrodt plc – Mallinckrodt Strategic Acquisition – Ocera Therapeutics, dated November 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(H)	Summary Advertisement as published in The New York Times on November 9, 2017.*

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2017, by and among MEH Acquisition Co., MAK LLC, Ocera Therapeutics, Inc. and, for limited purposes, Mallinckrodt plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(2)	Mutual Non-Disclosure Agreement, dated January 20, 2017, by and between Ocera Therapeutics, Inc. and Mallinckrodt LLC.*

(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MEH ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	Senior Vice President, Finance and Corporate Controller